UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Renren Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share**

(Title of Class of Securities)

759892102

(CUSIP Number)

Joseph Chen

James Jian Liu

1/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

With copies to:

Z. Julie Gao, Esq.

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

42/F, Edinburgh Tower, The Landmark

15 Queen's Road Central

Hong Kong

Phone: +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing three Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759892102

1.	NAME OF REPORTING PERSON: Joseph Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 293,664,300 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 293,664,300 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 332,723,160 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,664,300(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(4)(5)
14.	TYPE OF REPORTING PERSON IN

(1)     Includes (i) 170,258,970 Class B ordinary shares held by Mr. Joseph Chen, (ii) 100,000,000 Class A ordinary shares held by Mr. Joseph Chen, and (iii) 23,405,330 Class A ordinary shares issuable upon exercise of options held by Mr. Chen that that are exercisable within 60 days after June 10, 2015.

(2)     Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)     Mr. Chen may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)     Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares. Percentage calculated based on 711,385,581 Class A Ordinary Shares and 305,388,450 Class B Ordinary Shares outstanding as of June 9, 2015, as provided by the Issuer.

(5)     Each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to ten votes on all matters subject to shareholder vote. Therefore, the shares beneficially owned by Mr. Chen represent approximately 48.2% of the voting power of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer. See Item 5.

CUSIP No.	759892102

1.	NAME OF REPORTING PERSON: James Jian Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,058,860 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,058,860 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 332,723,160 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,058,860(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(3)(4)
14.	TYPE OF REPORTING PERSON IN

(1)     Includes (i) 31,365,110 Class A ordinary shares held by Mr. James Jian Liu and (ii) 7,693,750 Class A ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after June 10, 2015.

(2)     Mr. Liu may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(3)     Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares. Percentage calculated based on 711,385,581 Class A Ordinary Shares and 305,388,450 Class B Ordinary Shares outstanding as of June 9, 2015, as provided by the Issuer.

(4)     Each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to ten votes on all matters subject to shareholder vote. Therefore, the shares beneficially owned by Mr. James Jian Liu represent 1.0% of the voting power of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer. See Item 5.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Joseph Chen (“Mr. Chen”) and Mr. James Jian Liu (“Mr. Liu,” and together with Mr. Chen, the “Reporting Persons”, and each a “Reporting Person”), with respect to Renren Inc. (the “Company” or “Issuer”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The ordinary shares of the Issuer described herein held by Mr. Chen were previously reported on his Schedule 13G filed on December 31, 2011 and amendments thereto.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”). American depositary shares (the “ADSs”), each representing three Class A Ordinary Shares of the Issuer are listed on the New York Stock Exchange under the symbol “RENN.” The address of the principal executive office of the Company is 1/F, North Wing 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China.

Item 2.	Identity and Background

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Mr. Chen expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Liu. Mr. Liu expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Chen.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Chen is founder, chairman of the board of directors and chief executive officer of the Company. The business address of Mr. Chen is c/o Renren Inc., 1/F, North Wing 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China. Mr. Chen is a citizen of the United States of America.

Mr. Liu is a director and chief operating officer of the Company. The business address of Mr. Liu is c/o Renren Inc., 1/F, North Wing 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China. Mr. Chen is a citizen of the People’s Republic of China.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Buyer Group (as defined in Item 4 below) anticipates that, at the price per ADS or per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$1.0 billion will be required for the Proposed Transaction.

It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity financing. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company.

ITEM 4.	PURPOSE OF TRANSACTION

On June 10, 2015, Mr. Chen and Mr. Liu (collectively, the “Buyer Group”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which Mr. Chen and Mr. Liu will cooperate in connection with a possible acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions for the consummation of the Transaction; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Buyer Group have agreed to work exclusively with each other with respect to the Transaction.

On June 10, 2015, the Buyer Group submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Buyer Group proposed to acquire all outstanding Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$1.40 per Ordinary Share, or US$4.20 per ADS, in cash (the “Proposed Transaction”). The Buyer Group intends to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.

The Buyer Group indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for provisions typical for transactions of this type. The Proposal also indicates that no binding obligation on the part of the Company or the Buyer Group shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Consortium Agreement the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibit 7.02 and Exhibit 7.03 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 711,385,581 Class A Ordinary Shares and 305,388,450 Class B Ordinary Shares outstanding as of June 9, 2015, as provided by the Issuer.

Class A Ordinary Shares and Class B Ordinary Shares are not listed for trading. Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to ten votes on all matters subject to shareholder vote. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share at any time by the holder thereof. Class B Ordinary Shares will automatically and immediately convert into an equal number of Class A Ordinary Shares upon transfer to any person or entity which is not an affiliate of the transferor. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 332,723,160 Ordinary Shares (including Class A Ordinary Shares represented by ADSs, and including stock options that vest within 60 days), which represents approximately 32.0% of the total outstanding Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 49.2% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares represented by ADSs). Each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 11, 2015.

Exhibit 7.02	Consortium Agreement, by and among the Buyer Group, dated as of June 10, 2015.

Exhibit 7.03	Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of June 10, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2015

JOSEPH CHEN

By:	/s/ Joseph Chen

JAMES JIAN LIU

By:	/s/ James Jian Liu